12013567

ATES
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.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triad Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5185 Peachtree Parkway, Suite 280
(No. and Street)

Norcross	GA	30092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest Strauss IV — (770) 840-0363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Mettelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triad Advisors, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARILYN THERESA HOSTEN
MY COMMISSION EXPIRES JULY 24, 2015
NOTARY PUBLIC
DEKALB COUNTY, GEORGIA

Signature

President & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

TRIAD ADVISORS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder
Triad Advisors, Inc.
Norcross, Georgia

We have audited the accompanying consolidated statement of financial condition of Triad Advisors, Inc. and subsidiaries (the "Company"), a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Triad Advisors, Inc. and subsidiaries as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 24, 2012

TRIAD ADVISORS, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2011
(in thousands, except for share and per share data)

ASSETS	
Cash	$ 2,844
Due from clearing broker	4,596
Commissions and fees receivable	3,307
Furniture, equipment and software, net	122
Restricted assets	50
Intangible assets, net	9,474
Goodwill	5,160
Notes receivable	1,475
Receivable from Parent	293
Prepaid expenses and other assets	1,316
	$ 28,637
LIABILITIES	
Commissions and fees payable	$ 4,295
Accrued expenses and other liabilities	3,033
Deferred income	61
Deferred income taxes	33
Payable to affiliate	16
	7,438
SHAREHOLDER'S EQUITY	
Common stock, $0.0001 par value; authorized, issued and outstanding 100 shares	0
Capital in excess of par value	20,228
Retained earnings	971
	21,199
	$ 28,637

See notes to consolidated statement of financial condition

Notes to Consolidated Statement of Financial Condition
December 31, 2011
(in thousands, except for share data)

NOTE A - DESCRIPTION OF BUSINESS

Triad Advisors, Inc. and subsidiaries ("Triad" or the "Company") is a registered broker-dealer and registered investment advisor in securities under the Securities Exchange Act of 1934 and is subject to regulation by, among others, the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA"), the Commodities Futures Trading Commission ("CFTC"), the Securities and Exchange Commission ("SEC") and the Municipal Securities Rulemaking Board ("MSRB"). Triad offers several classes of services, including agency transactions, investment advisory services and, through its subsidiaries, the distribution of variable and fixed insurance products to its customers located throughout the United States.

Triad executes and clears all customer transactions with a clearing broker on a fully disclosed basis. As a fully disclosed broker-dealer, Triad clears all securities trades through the use of a correspondent clearing firm and, therefore, does not hold customer funds or securities. Triad has an exclusive relationship with its correspondent clearing firm and maintains a good-faith deposit and adequate industry-acceptable plans should its relationship terminate with the clearing organization.

The Company is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), whose stock trades on the NYSE Amex under the symbol LTS.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation:

The consolidated financial statement includes the accounts of Triad and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Use of estimates:

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Depreciation:

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Intangible assets:

Intangible assets are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

(in thousands, except for share data)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill:

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of the net assets, including goodwill. Fair value is typically based upon future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with its carrying amount. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

NOTE C - FURNITURE, EQUIPMENT AND SOFTWARE

Components of furniture, equipment and software included in the consolidated statement of financial condition at December 31, 2011 were as follows:

Furniture and fixtures	$ 146
Office equipment	61
Computer equipment	70
Software	84
Total cost	361
Less accumulated depreciation	(239)
	$ 122

NOTE D - NOTES RECEIVABLE

The Company has granted loans to certain registered representatives which mature between 2012 and 2016. These loans are evidenced by notes which bear interest and are collectible in accordance with the terms of certain related agreements. A portion of the loan is generally forgiven over one to two years and when certain exclusivity criteria and production requirements are met, the remainder is forgiven. The Company also grants forgivable advances to registered representatives which are generally forgiven over a period of one year.

NOTE E - INTANGIBLE ASSETS AND GOODWILL

Intangible assets subject to amortization as of December 31, 2011 consist of:

	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Relationships with registered representatives	20	$ 9,786	$ 1,652	$ 8,134
Vendor relationships	7	1,731	835	896
Non-compete covenants	5	1,364	920	444
Technology	1	141	141	0
		$ 13,022	$ 3,548	$ 9,474

(in thousands, except for share data)

NOTE E - INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

Changes to goodwill during the year ended December 31, 2011 are as follows:

	Total
Balance as of January 1, 2011	$ 5,361
Tax benefit accounted for as a reduction of goodwill	(201)
Balance as of December 31, 2011	$ 5,160

The annual impairment test performed at December 31, 2011 did not indicate that the carrying value of goodwill had been impaired. For 2011, the carrying amount of goodwill was reduced by $201, representing the federal and state tax benefits realized for the excess of tax-deductible goodwill over goodwill recognized for financial reporting purposes (see Note H).

NOTE F - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, and the related FINRA rules, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business, withdrawing equity capital, or paying cash dividends if its net capital ratio exceeds 10 to 1.

At December 31, 2011, the Company had net capital of $2,677, which was $2,184 in excess of its required net capital of $493. The Company's net capital ratio was 2.77 to 1 at December 31, 2011.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its primary correspondent broker on a fully disclosed basis.

NOTE G - COMMITMENTS AND CONTINGENCIES

[1] The Company leases office space under a non-cancellable operating leases expiring in 2012. Future minimum lease payments for the year ending December 31, 2012 is $106. The Company is required to pay additional rent for excess operating expenses on an annual basis.

[2] On August 13, 2008, as part of the consideration for the acquisition of the Company, LTS issued a three-year, non-negotiable promissory note in the aggregate principal amount of $5,000 to the Company's then shareholders. LTS made the final note payment in August 2011. The merger agreement provided that in the event that the Company met certain profit targets during the three-year period following completion of the merger, LTS would pay to the Company's former shareholders up to $7,500 in cash and up to 4,134,511 shares of LTS common stock. These profit targets were not met and no additional consideration was payable by LTS.

(in thousands, except for share data)

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[3] During the fourth quarter of 2009, the Company had a short-term net capital deficiency, discovered during a routine regulatory review, that was not disclosed properly on a monthly FOCUS report. Following investigation of this matter, the Company implemented corrective actions with respect to the net capital issue, as well as other issues that arose during the course of the investigation. These corrective actions included reporting the deficiency to governmental and self-regulatory organizations, filing amended FOCUS reports for historical periods, implementing new procedures to monitor net capital compliance, and terminating the employees who had primary responsibility for monitoring and reporting its net capital. They also included the review and implementation of new policies focused on the compliance function. The Company is unable to determine whether and to what extent any governmental and/or self-regulatory organizations may seek to discipline the Company concerning these matters. Such disciplinary actions could include fines, a suspension of operations and/or rescission of revenues relating to the period of net capital non-compliance, any of which could have a material adverse effect on the Company's consolidated results of operations and financial condition.

[4] In January 2011, two former customers of the Company filed an arbitration claim concerning their IRC Section 1031 like-kind exchange investments made in 2006. The customers asserted claims for breach of contract, constructive fraud, breach of fiduciary duty, unsuitability, and failure to supervise, and seek approximately $1,800 in compensatory damages. On January 9, 2012, the arbitration panel issued an order dismissing all claims.

[5] In January 2011, two former customers of the Company filed an arbitration claim, relating to their variable annuities purchased in 2008. The customers have asserted claims for breach of contract, fraud, negligence, misrepresentation, breach of fiduciary duty, unsuitability, negligent supervision, and violations of state securities statutes, and are seeking approximately $442 in compensatory damages. The Company believes the plaintiff's claims are without merit and intends to vigorously defend against them.

[6] Eight arbitration claims and three lawsuits have been filed against the Company by customers asserting that a former registered representative of the Company sold them, not through the Company, guaranteed investments that were fraudulent. The customers have asserted, among other claims, claims for fraud, negligence, theft, conversion, violations of section 10(b) of the Securities Exchange Act, failure to supervise, respondeat superior, breach of fiduciary and other duties. Seven of the claims have been settled; the amount paid by the Company in connection with these settlements was not material. The remaining one arbitration claim and three lawsuits seek a total of $830 in compensatory damages, and other relief. The Company believes the claims are without merit and intends to vigorously defend against them.

[7] In March 2011, a former customer of the Company filed an arbitration claim relating to purchases of unit investment trusts and mutual funds in 2007; the total investment amount was $12,000. The claim asserts lack of suitability and misrepresentation, and seeks unspecified damages. The Company believes the claims are without merit and intends to vigorously defend against them.

[8] In October 2011, the trustee for the DBSI Private Actions Trust filed a lawsuit against the Company, as well as a number of other broker-dealers, alleging liability for purported fraud in the marketing and sale of DBSI securities; the complaint alleges claims under sections 10(b) and 20(a) of the Securities Exchange Act, as well as breach of contract, fraud, negligence and breach of fiduciary duty. The complaint seeks unspecified money damages and other relief. The Company believes the claims are without merit and intends to vigorously defend against them.

(in thousands, except for share data)

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[9] In the ordinary course of business, the Company is a defendant in other litigation and arbitration proceedings and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company provides a liability. With respect to pending matters, including those described in the four preceding paragraphs, the Company is unable to estimate a possible loss or range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

NOTE H - INCOME TAXES

The Company files consolidated federal and certain combined state and local income tax returns with LTS. For financial reporting purposes, the Company determines its income tax provision on a separate company basis. Taxes currently payable by the Company on a separate company basis will be paid to LTS.

Deferred tax benefits or expense are recognized on the temporary differences between the tax basis and book basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Goodwill for tax purposes recognized in connection with the acquisition of the Company in 2008 by the Parent, all of which is tax deductible, exceeded the amount of goodwill recognized in the financial statement. Authoritative accounting guidance in effect when the acquisition was consummated requires the tax benefit for the excess goodwill to be recognized when realized and applied first to reduce goodwill and thereafter reduce non-current intangible assets with the remaining benefit recognized as a reduction of income tax expense (see Note E).

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken, which resulted in no unrecognized tax benefits as of December 31, 2011. The Company's tax year ended on September 30 and fiscal years 2008 through 2011 remain open to examination by the taxing authorities.

Deferred tax amounts are comprised of the following at December 31, 2011:

Deferred tax asset:	
Intangible assets	$ 242
Other	12
Deferred tax liability:	
Furniture, equipment and software	(42)
Goodwill	(245)
Net deferred tax liability	$ (33)

Realization of deferred tax assets is dependent on the existence of sufficient taxable income within the carryforward period, including future reversals of taxable temporary differences. The taxable temporary difference related to goodwill, which is amortized for tax purposes, will reverse when goodwill is disposed of or impaired.

(in thousands, except for share data)

NOTE I - RETIREMENT PLAN

The Company sponsors the Triad Advisors, Inc. 401(k) Profit-Sharing Plan Trust (the "Plan"). The Plan is designed to allow all eligible employees to share in the profits of the Company. The Company matches 50% of an eligible employee's contribution, limited to 2% of an employee's salary. The Company's contribution to the Plan amounted to $31 for the year ended December 31, 2011. The Company may also make discretionary contributions to the Plan.

NOTE J - RELATED PARTY TRANSACTIONS

The Company has a service agreement with LTS. The Company also has service agreements with Investacorp Group, Inc. and Investacorp Inc., wholly-owned subsidiaries of LTS.

NOTE K - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by a securities broker-dealer pursuant to a clearing agreement. The Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

At December 31, 2011, the amount due from clearing broker reflected in the consolidated statement of financial condition is due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations. Commissions and fees receivable are due from a large number of mutual fund and insurance companies. These receivables are uncollateralized.

NOTE L - STOCK COMPENSATION PLANS

Certain Company employees are participants in LTS' 2009 Incentive Compensation Plan (the "2009 Option Plan"), which provide for the granting of options and other awards to purchase LTS' common stock to certain directors, employees and consultants of LTS and its subsidiaries at its discretion.

The option plan provides for the granting of up to 25,000,000 awards with an annual limit on grants to any individual of 1,500,000. Awards under the option plan includes stock options, stock appreciation rights, restricted stock, deferred stock, stock reload options and/or other stock-based awards. Dividends, if any, are not paid on unexercised stock options. The option plan is administered by the compensation committee of the Board of Directors of LTS. Stock options granted under the option plan may be incentive stock options or non-qualified stock options. An incentive stock option may be granted only through August 27, 2019 under the 2009 Option Plan and may only be exercised within ten years of the date of the grant (or five years in the case of an incentive stock option granted to an optionee who at the time of the grant possesses more than 10% of the total combined voting power of all classes of stock of LTS ("10% Shareholder")). The exercise price of both incentive and non-qualified options may not be less than 100% of the fair market value of LTS' common stock at the date of grant; provided, however, that the exercise price of an incentive stock option granted to a 10% Shareholder shall not be less than 110% of the fair market value of LTS' common stock at the date of grant. As of December 31, 2011, LTS had 12,253,506 options available to grant under the 2009 Option Plan.

During 2011, LTS awarded options to the Company's employees to purchase 225,000 shares of common stock under the 2009 Option Plan. These options vest in four equal annual installments, have a ten-year term and have an exercise price of $1.28 per share, the fair market value of the common stock on the grant date.

(in thousands, except for share data)

NOTE L - STOCK COMPENSATION PLANS (CONTINUED)

Stock option activity related to options granted by LTS to the Company's employees under the 2009 Option Plan and related information for the year ended December 31, 2011 was as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010	0			
Granted	225,000	$ 1.28		
Outstanding at December 31, 2011	225,000	1.28	9.26	$ 0
Expected to vest	206,106	1.28	9.26	0
Options exercisable, December 31, 2011	0			

LTS' Qualified Employee Stock Purchase Plan (the "Plan") permits employees of LTS and its subsidiaries to acquire up to 10,000,000 shares of LTS' common stock. All full-time employees may use a portion of their salary to acquire shares of LTS' common stock at the end of each option period at a discount of up to 5% below the market price of LTS' common stock on such date. Option periods are three months long and commence on January 1, April 1, July 1, and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During the year ended December 31, 2011, 7,461 shares of LTS' common stock were issued to employees of the Company under the Plan, at prices ranging from $1.09 to $2.36 per share, for an aggregate purchase price of approximately $11.